Exhibit 99.1

news

IMMEDIATE	6 September 2005

Royal & SunAlliance estimates £25m of claims resulting from Hurricane Katrina

Royal & Sun Alliance Insurance Group plc announces a provisional estimate of up to £25m, net of reinsurance recoveries, for claims arising from the recent hurricane in the US. The losses are expected to arise in the Group’s Marine and Global and Risk Managed portfolios. The provisional loss estimate includes a very limited exposure from the Group’s US business following its restructure in 2003.

--ENDS--

For further information:

Analysts	Press	Press

Helen Pickford	Oliver Strong	Simon Moyse (Finsbury)

Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7327	Tel: +44 (0) 20 7251 3801

Important disclaimer
This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s estimated exposure to claims arising from Hurricane Katrina based on currently available information. Actual results could differ materially from the Company's projected exposure. Royal & Sun Alliance Insurance Group plc's filings with the U.S. Securities and Exchange Commission and its filing on the London Stock Exchange contain cautionary statements identifying important factors affecting such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from projections contained in any forward-looking statements made by the Company. The Company undertakes no obligation to update or revise any of the forward-looking statements publicly, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable law or regulation.

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134